SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 1-11607

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

INDEPENDENT AUDITORS' REPORT

June 20, 2002

To the Participants and Savings & Investment Plan Committee
The DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of The DTE Energy Company Savings and Stock Ownership Plan (the "Plan," formerly known as "The Detroit Edison Savings & Investment Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The DTE Energy Common Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The supplemental schedule and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Participants and Savings & Investment Plan Committee of
The DTE Energy Company Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of The DTE Energy Company Savings and Stock Ownership Plan (formerly The Detroit Edison Savings & Investment Plan) (the "Plan") as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 22, 2001

Deloitte
Touche
Tohmatsu

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2001	2000
	(Thousands)	
ASSETS		
Investments, at fair market value:		
DTE Energy Common Stock Fund (Note 1)	**$ 188,341**	$ 133,175
Registered Investment Companies	**568,848**	581,657
Investment in Master Trust (Note 5)	**36,318**	-
Loans due from participants	**17,280**	14,696
Total Investments	**810,787**	729,528
Receivables:		
Employer contributions	**590**	629
Participant contributions	**1,106**	1,207
Total Receivables	**1,696**	1,836
NET ASSETS AVAILABLE FOR BENEFITS	**$ 812,483**	$ 731,364

See accompanying Notes to Financial Statements

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

	DTE Energy Common Stock Fund	Total
	(Thousands)	
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Investment Income (Loss):		
Net appreciation (depreciation) in market value of investments	$ 11,244	$ (65,191)
Dividends and interest	6,975	16,606
	18,219	(48,585)
Contributions:		
Employer	11,187	15,733
Participants	2,116	31,027
	13,303	46,760
Loan repayment	685	-
Interest from loans	114	1,128
	799	1,128
TOTAL ADDITIONS (DEDUCTIONS)	32,321	(697)
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(20,485)	(106,825)
Loan fees	-	(12)
Loan withdrawals	(914)	-
Net transfers	(14,521)	3,630
Transfer of assets from MCN Energy Group Savings and Stock Ownership Plan and Citizens Gas Fuel Company Investment Share Plan	58,765	185,023
TOTAL ADDITIONS	22,845	81,816
NET INCREASE	55,166	81,119
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	133,175	731,364
End of year	$ 188,341	$ 812,483

See accompanying Notes to Financial Statements

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the DTE Energy Company Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Employees of the Detroit Edison Company (Company) or its affiliates (Participating Affiliates) are eligible to participate in the Plan (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On May 31, 2001, a merger was completed between DTE Energy Company (DTE) and MCN Energy Group, a Michigan corporation primarily involved in natural gas production, gathering, processing, transmission, storage and distribution and energy marketing. As a result of the merger, effective December 31, 2001, the former MCN Energy Group Savings and Stock Ownership Plan (MCN Plan) and the former Citizens' Gas Fuel Company Investment Share Plan (Citizens' Plan) were merged into the Detroit Edison Savings and Investment Plan (Detroit Edison Plan) to become the Plan. As of December 31, 2001, Participants of the Detroit Edison Plan, the MCN Plan and the Citizens' Plan shall continue to participate in their respective portion of the Plan.

The Detroit Edison Company Master Plan Trust between the Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Savings & Investment Plan Committee (Committee) is responsible for the administration of the Plan. The Trustee and the Company pay all costs of administering the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan a percentage of basic compensation (as defined in the Plan) through payroll deductions on an after-tax basis (Employee Contribution). Employee Contributions are limited to 18% for the Detroit Edison Plan and 17% for the MCN Plan. A Participant may elect to have basic compensation reduced on a pre-tax basis (Tax Deferred Contribution) each pay period by up to 18% for the Detroit Edison Plan and 17% for the MCN Plan and Citizens Plan (effective July 1, 2002, Tax Deferred Contributions are limited to 20% for the Citizens Plan) and have such amount contributed to the Plan by the Company and Participating Affiliates. The Employee

Contribution and the Tax Deferred Contribution together may not exceed 18% of basic compensation for the Detroit Edison Plan and 17% of basic compensation for the MCN Plan. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions). Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions.

For the Detroit Edison Plan, the Company Contribution is 100% of the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions and 50% of the next 4% of the aggregate of Employee Contributions and Tax Deferred Contributions. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

For the MCN Plan, the Company Contribution is 100% up to the first 4% of the aggregate of Employee Contributions and Tax Deferred Contributions for individuals who have attained one year of service. For Participants who have completed at least nine years of service the Company Contribution is increased to 5% and for Participants with more than 23 years of service the Company Contribution is increased to 6%. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

The Company Contribution for Citizens' Plan Participants is limited to 100% up to the first 5% of Employee Contributions. For Participant's who have completed 20 years of service, the Company Contribution is increased to 5.5% of Employee Contributions.

While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions must be paid to the Plan no later than the 15th business day of the month following the month in which the contributions were withheld or received by the employer. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.

Vesting

Employee Contributions, Tax Deferred Contributions, Company Contributions and Direct Rollover Contributions are vested at all times for Detroit Edison Plan participants. Prior to January 1, 2002, vesting in the Company Contribution portion of a MCN Plan or Citizens' Plan Participant's account, plus actual earnings thereon, occurred after the Participant completed five years of service. Effective January 1, 2002, the five years of service requirement for vesting in the Company Contribution was eliminated, and Participants will be 100% vested in the Company Contribution at all times. Any Company Contribution in which Participants were not previously vested will automatically vest on January 1, 2002.

Investment Options

Participants may elect to have their Employee Contributions and Tax Deferred Contributions invested entirely in any one of the investment funds or in any combination of the investment funds.

For the Detroit Edison Plan, Company Contributions on the first 4% of Employee Contributions and Tax Deferred Contributions in the aggregate are required to be invested in the DTE Energy Common Stock Fund until matured (Company matching contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan). Company Contributions in excess of this amount will be invested utilizing a Participant's current contribution investment allocation.

For the MCN Plan, 60% of all Company Contributions are allocated to the DTE Energy Common Stock Fund which can be redirected to any of the other available investment options after one full calendar year following the year the contribution was made. The remaining 40% of Company Contributions are invested according to a Participant's investment elections. Effective January 1, 2002, the restrictions on prior Company Contributions made in DTE Energy common stock shall lapse at the rate of 1/12 per month on the last business day of each month.

Company Contributions for the Citizens' Plan may be directed to any of the investment options offered under the Plan.

Effective January 1, 2001, the DTE Energy Common Stock Fund converted to an Employee Stock Ownership Plan (ESOP). Quarterly dividends from DTE common stock are automatically reinvested in DTE common stock. DTE dividends accumulated under the ESOP may be paid out in cash to each participant within 90 days of the previous Plan year. This conversion was applied to dividends that were paid to the Plan in 2001 and made available to Participants during the first 90 days of 2002.

The DTE Energy Common Stock Fund contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Common Stock Fund are not separately identifiable.

Contributions received by the Trustee for the DTE Energy Common Stock Fund are invested almost entirely in DTE common stock with a limited amount maintained in short-term investments as a liquidity reserve. The Trustee currently purchases and sells shares of DTE common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE common stock from or to DTE if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Common Stock Fund.

Prior to January 1, 2002, each Participant's proportional interest in the DTE Energy Common Stock Fund was measured in units of participation, rather than shares of DTE common stock. Such units represent a proportionate interest in all of the assets of the DTE Energy Common Stock Fund, which includes shares of DTE common stock, short-term investments and, at times, receivables for dividends, interest and/or DTE common stock sold and payables for DTE common stock purchased. Effective January 1, 2002, a Participant's interest in the DTE Energy Common Stock Fund will be measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent participants transferring between different plans of the Plan Sponsor due to a change in employment status.

Forfeited Accounts

At December 31, 2001, there were no forfeited nonvested accounts. Forfeited accounts are used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 ½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions no more frequently than once during any calendar year. The number of loans outstanding at one time is limited to five for the Detroit Edison Plan, two for the MCN Plan and one for the Citizens Plan (effective July 1, 2002 Citizens' Plan

Participants may have two loans outstanding at one time). Participants may borrow from their fund accounts a minimum of $1,000 ($500 for MCN Plan Participants and effective July 1, 2002, $500 for Citizens' Plan Participants) up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans from 6 to 25 years, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans. Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior year's statements to conform to the 2001 presentation.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant notes receivable are valued at cost which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in market value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participating Affiliates

Other affiliated companies of DTE may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.

Payment of Benefits

Benefits are recorded when paid.

Impact of Recent Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS 133 effective January 1, 2001. SFAS 133 did not have a significant impact on the net assets available for benefits or the changes in net assets available for benefits of the Plan.

NOTE 3 – SIGNIFICANT INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2001	2000
	(Thousands)	
DTE Energy Common Stock Fund	$ **188,341**	$ 133,175
Fidelity Funds:		
Magellan	**64,254**	83,756
Contrafund	**58,585**	79,000
Growth & Income	**51,422**	65,854
OTC Portfolio	**32,663**	49,353
Asset Manager	**36,407**	46,621
Retirement Money Market	**55,658**	47,634
Spartan U.S. Equity Index	**51,946**	69,760

NOTE 4 - FEDERAL INCOME TAX STATUS

On January 14, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan, as amended January 1, 2001, including amendments upon which the tax determination letter was conditioned. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings allocated to their accounts.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. The Plan's management anticipates distributing any required excess contributions during 2002.

The Plan has been restated since receiving the determination letter and has filed for a subsequent determination letter on February 28, 2002, with respect to such restatement. The Plan's administrator, tax counsel and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 – DEFINED CONTRIBUTION PLANS MASTER TRUST

The former MCN Energy Group Defined Contribution Plans Master Trust (Master Trust) was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of the Corporation and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

The Master Trust consists of certain commingled assets of the former MCN Energy Group Savings and Stock Ownership Plan, MichCon Investment and Stock Ownership Plan, former Citizens Gas Fuel Company Investment Share Plan and prior to January 19, 2001, the MichCon Home Services 401(k) Plan. The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 75% at December 31, 2001) of the Master Trust investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

At December 31, 2001 assets held in the Master Trust consist entirely of temporary investments. The fair value of these investments at December 31, 2001 is $48,479,783.

No investment income from the Master Trust was allocated to the Plan during the year ended December 31, 2001. Net assets from the Master Trust totaling $36,318,355 were reallocated to the Plan on December 31, 2001.

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

THE DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

EIN: 38-0478650, PN: 002

FORM 5500, SCHEDULE H, ITEM 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	DTE Energy Common Stock Fund	DTE Energy Company, Common Stock	$ 137,787,176	$ 188,341,020
	Fidelity Funds:			
*	Magellan	Registered Investment Company	60,295,540	64,254,066
*	Contrafund	Registered Investment Company	63,205,402	58,584,682
*	Growth Company	Registered Investment Company	28,553,959	20,335,161
*	Growth & Income	Registered Investment Company	47,968,176	51,422,465
*	Intermediate Bond	Registered Investment Company	22,372,654	22,765,399
*	Value	Registered Investment Company	6,637,817	6,921,572
*	OTC Portfolio	Registered Investment Company	45,211,690	32,662,588
*	Overseas	Registered Investment Company	13,455,563	10,875,523
*	Asset Manager	Registered Investment Company	38,741,525	36,407,294
*	Low-Priced Stock	Registered Investment Company	11,017,539	12,046,176
*	Freedom Income	Registered Investment Company	2,200,510	2,171,482
*	Freedom 2000	Registered Investment Company	2,553,574	2,401,847
*	Freedom 2010	Registered Investment Company	4,310,872	4,092,873
*	Freedom 2020	Registered Investment Company	2,552,512	2,245,884
*	Freedom 2030	Registered Investment Company	1,557,977	1,307,880
*	Retirement Money Market	Registered Investment Company	55,658,443	55,658,443
*	Fidelity U.S. Equity Index	Registered Investment Company	51,946,474	51,946,474
	Other Funds:			
	Janus Flexible Income	Registered Investment Company	3,744,001	3,630,936
	Janus Worldwide	Registered Investment Company	23,631,094	17,434,824
	MSIFT Mid Cap Growth Advisor	Registered Investment Company	21,202,285	14,582,396
	MSIFT Value Advisor	Registered Investment Company	3,264,181	3,354,485
	NB Genesis Trust	Registered Investment Company	5,384,279	6,189,259
	NB Partners Trust	Registered Investment Company	1,873,419	1,736,195
	Fixed Income Fund	Investment in Master Trust	36,318,356	36,318,355
	Legg Mason Value Trust	Registered Investment Company	1,083,537	1,032,586
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	1,816,284	1,919,466
	Lord Abbett Developing Growth Fund	Registered Investment Company	710,401	604,756
	Putnam Fund for Growth and Income	Registered Investment Company	26,168,157	23,284,491
	Putnam Global Growth Fund	Registered Investment Company	16,917,101	10,474,943
	Putnam International Growth Fund	Registered Investment Company	1,935,929	1,513,847
	Putnam New Opportunities Fund	Registered Investment Company	15,794,087	10,149,485
	Putnam S & P 500 Fund	Registered Investment Company	3,846,849	3,647,727
	Putnam Voyager Fund	Registered Investment Company	37,735,247	28,811,003
	Vanguard U.S. Growth Fund	Registered Investment Company	2,291,269	1,312,788
	Western Asset Core Portfolio	Registered Investment Company	3,079,956	3,068,951
	Loan Fund	Loans to Participants (Interest rates 6.4% to 8.9%)	-	17,279,466
			$ 802,823,835	$ 810,786,788

* Represents Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DTE ENERGY COMPANY
SAVINGS AND STOCK OWNERSHIP PLAN

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

Mary Anne Casha
Mary Anne Casha, Chair

Robert C Eckhout
Robert C. Eckhout, Member

James C. Harrison
James C. Harrison, Member

Dina L McClung
Dina McClung, Member

Elizabeth A. Pochini
Elizabeth A. Pochini, Member

June 28, 2002

EXHIBIT INDEX

Number	
23A	Independent Auditors' Consent – George Johnson & Company
23B	Independent Auditors' Consent – Deloitte & Touche

George Johnson
& Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23A

INDEPENDENT AUDITORS' CONSENT

June 20, 2002

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated June 20, 2002, appearing in this Annual Report on Form 11-K of The DTE Energy Company Savings and Stock Ownership Plan as of, and for the year ended, December 31, 2001.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23B

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8 of our report dated June 22, 2001 appearing in this Annual Report on Form 11-K of The DTE Energy Company Savings and Stock Ownership Plan (formerly The Detroit Edison Savings & Investment Plan) for the year ended December 31, 2001.

Deloitte & Touche LLP

Detroit, Michigan
June 26, 2002